SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

April 29, 2022

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that Fitch Ratings has updated the credit rating report of Credicorp Ltd. (Credicorp).

The information in this Form 6-K regarding the rating of Fitch Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Events and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of Fitch Ratings do not necessarily represent the opinion of Credicorp, nor should they be seen as a recommendation to buy shares or any other securities of Credicorp. Credicorp accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

 Rating Report │ April 28, 2022  fitchratings.com  1  Banks  Bank Holding Companies  Bermuda  Credicorp Ltd.  Update  Key Rating Drivers  IDRs Driven by Main Subsidiary’s IDRs: Credicorp Ltd.’s (Credicorp) IDRs are driven primarily by the IDR of its main subsidiary, Banco de Credito del Peru (BCP), which has a strong business and financial profile. Credicorp’s Foreign Currency Long-Term IDR of ‘BBB’ with a Stable Rating Outlook is equalized to BCP’s rating.  Low Double Leverage: The equalization is mainly driven by Credicorp’s low double leverage and its strong liquidity management. Double leverage is low and reached 101.8% (similar to that of YE 2020, 100.32%). There is a long track record of significant dividend flows that provide the bulk of Credicorp’s liquidity.  Strong Corporate Strategy: Credicorp is a non-operating holding company that maintains an integrated business platform composed of leading Peruvian and Bolivian banking, insurance, pension, and asset and wealth management companies.  Consistent Performance: Credicorp’s capital structure benefits from its subsidiaries’ profitability, which allows Credicorp to maintain consistent dividend flows. Asset quality ratios on a consolidated basis were: 90-days impaired loans to total loan ratio at YE 2021 was 2.85% (YE 2020: 2.78%) and reserve coverage was 201.7% (YE 2020: 258.2%).  Improving Profitability: Consolidated profitability is improving but still far from pre-pandemic levels (ROAE and ROAA at YE 2021: 14.26% and 1.50%, respectively).  Senior Debt: The senior global debt rating is at the same level as Credicorp’s Long-Term IDRs of ‘BBB+’, as the likelihood of default of the notes is the same as that of Credicorp.  Rating Sensitivities  Factors that could, individually or collectively, lead to negative rating action/downgrade:      Credicorp’s IDRs would remain at the same level as BCP’s and would move in tandem with any rating actions on its main operating subsidiary. However, the relativity between these two entities’ ratings could also be affected and the holding company downgraded, in the event of a material and sustained increase in Credicorp’s double- leverage metrics (above 1.2x), and if Fitch perceives a material weakening of the holding company’s liquidity position and its management.  Additionally, a change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratios could also be detrimental to its ratings.  The ratings for Credicorp’s senior unsecured debt would move in line with Credicorp’s Long-Term IDR.  Factors that could, individually or collectively, lead to positive rating action/upgrade:  Credicorp Ltd.’s ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.  Ratings  Foreign Currency  Long-Term IDR  BBB  Short-Term IDR  F2  Sovereign Risk ( Peru)  Long-Term  Foreign-Currency IDR  BBB  Long-Term Local-Currency IDR  BBB  Country Ceiling  BBB+  Outlooks  Long-Term  Foreign-Currency IDR  Stable  Sovereign Long-Term Foreign-Currency IDR  Stable  Sovereign Long-Term Local-Currency IDR  Stable  Applicable Criteria  Bank Rating Criteria (November 2021)  Related Research  Weakening Governance a Risk for Peru Economy, Ratings (March 2022)  Analysts  Stoll, Robert  +1 212 908 9155  robert.stoll@fitchratings.com  Marquez, Andres  +57 601 484 6771  andres.marquez@fitchratings.com

 Banks  Bank Holding Companies  Bermuda  Issuer Ratings (Including Main Issuing Entities)  Rating Level  Rating  Long-Term Foreign-Currency IDR  BBB  Short-Term Foreign-Currency IDR  F2  Outlook/Watch  Stable  Source: Fitch Ratings.  Credicorp Ltd.  Rating Report │ April 28, 2022  fitchratings.com  2  Significant Changes  The Rating Outlook on the Long-term IDRs is Stable. Fitch believes the credit profile of Credicorp’s main subsidiary is sensitive to a material deterioration in the local OE or a negative sovereign rating action. Pressure in the OE includes a slow recovery of the GDP due to greater political uncertainty and the challenging investment and business environment.  Brief Company Summary  Credicorp is the largest Peruvian financial holding company, a Bermuda-based non-operating holding company listed on the Lima and New York stock exchanges. Credicorp in turn is widely held by the Romero family.  Credicorp’s structure comprises a solid universal banking, insurance and pension platform that serves mainly Peru, complemented by a growing presence in microfinance, investment banking, and wealth management in the Andean Region. The entity does not utilize double leverage as it has no structural debt, and short-term debt regularly rolls over.  While based in Bermuda for strategic reasons, it operates mainly through its six subsidiaries: Banco de Credito del Peru (BCP) (BBB/Sta), the largest bank in the Peruvian Banking System with an asset market share of around 30%, Banco de Credito de Bolivia (BCB) (B/Sta), the sixth largest bank in Bolivia by loans and fifth largest bank by deposits, Grupo Pacifico, a leading player in the health insurance segment, Prima AFP, a pension management business, Atlantic Security Bank (ASP), wealth management, and Credicorp Capital Investment banking. In addition, Credicorp is a regional leader in microfinance through Mibanco in Peru and Colombia.  The shareholder structure is as follows: 87.06% private and institutional Investors and 12.94% Romero Family. The bulk of the dividend income of Credicorp comes from BCP. BCP’s business model consists of being a universal bank with a well-diversified loan portfolio that generates interest income and recurrent fee income.  Credicorp has a very experienced, stable and deep management team with a strong track record of having steered subsidiaries through the rapid expansion years and challenging operating environments along with new challenges such as digital transformation and the recent coronavirus crisis. Management of Credicorp is in the hands of the executive team of BCP, whose directors also sit on the broader board of directors of Credicorp. Management has clearly stated that they are in charge of all the obligations of the group and that they plan and act to ensure that every entity (from the holding company down) will always be able to fulfil its financial commitments.  The board of directors has nine members elected for repeatable three-year tenures, of which five members are independent. SEC/NYSE regulation requires that the majority of Credicorp’s directors be independent and the same structure has been applied to BCP. A number of directors previously held senior management roles. Board members have high-level backgrounds in capital markets, private equity, mining and other sectors. Board committees  Debt Rating Classes  Rating Level  Rating  Senior unsecured: Long-Term  BBB  Source: Fitch Ratings

 Banks  Bank Holding Companies  Bermuda  strengthen the board governance role and ensure oversight of internal control and risk management. The compliance officer and the bank’s audit division report directly to the board  Strategy focuses on improving efficiency, conservative risk management and efficient growth while improving client experience through digital transformation. Growth in retail segments is expected to be higher than the wholesale segments due to increasing competition for corporate loans. In the retail segment, the plans are to increase cross-selling through digital selling and data analytics.  Conservative risk appetite has enabled a track record of low levels of impairments and charge offs at its main subsidiary level. The asset quality ratio on a consolidated basis was strong: the impaired loans to total loan ratios at YE21 was low at 2.85% (YE 2020: 2.78%) and reserve coverage was at 201.4% (YE20: 258.2%).  Consolidated profitability at Dec. 31, 2020 was affected by higher loan impairment charges, with ROAE and ROAA at 1.35% and 0.16%, but it is returning to historical levels (YE21: 14.26% and 1.50% respectively). Fitch expects to return to pre-COVID levels before 2022-end.  Consolidated tangible common equity to tangible assets improved to 10.03% at YE21 (up from 9.70% at YE20) and it is expected to return to pre-pandemic levels in 2022. Consolidated liquidity and funding metrics remain satisfactory as the loans to customer deposits ratio at YE21 totaled 99.05%, (YE20: 97.52% and Average 2017-2019: 105.19%).  Unconsolidated Leverage, Debt Service and Double Leverage:  Credicorp’s unconsolidated balance sheet is very simple, as it basically has cash and investments on one side and unsecured debt and capital on the other. Credicorp maintains enough cash and liquid investments on hand to cover its outstanding debt, minimizing the risk of declining dividend inflows. In Fitch’s opinion, Credicorp’s conservative liquidity management is seen as a positive factor when analyzing its stand-alone unconsolidated leverage and profile.  Credicorp’s double leverage remained below the 120% threshold and reached 101.8% (similar to that of YE20, 100.32%). Solid internal capital generation should underpin Credicorp’s double leverage and debt coverage ratios.  Credicorp Ltd.  Rating Report │ April 28, 2022  fitchratings.com  2

FitchRatings

Banks
Bank Holding Companies
Bermuda

Summary Financials and Key Ratios

(As of Dec. 31)	Year End USD Mil. Audited - Unqualified	2021 Year End PEN Mil. Audited - Unqualified	2020 Year End PEN Mil. Audited - Unqualified	2019 Year End PEN Mil. Audited - Unqualified	2018 Year End PEN Mil. Audited - Unqualified	2017 Year End PEN Mil. Audited - Unqualified
Summary Income Statement						
Net Interest and Dividend Income	2,349	9,362.0	8,571.3	9,090.8	8,489.1	8,071.5
Net Fees and Commissions	877	3,493.7	2,912.8	3,232.8	3,126.9	2,911.4
Other Operating Income	360	1,434.3	1,895.4	2,146.5	1,698.5	2,267.6
Total Operating Income	3,586	14,290.0	13,379.5	14,470.1	13,314.5	13,250.5
Operating Costs	1,942	7,740.1	7,127.0	6,666.4	6,209.3	5,888.1
Pre-Impairment Operating Profit	1,644	6,549.9	6,252.5	7,803.7	7,105.2	7,362.4
Loan and Other Impairment Charges	306	1,219.0	5,972.8	1,845.2	1,529.8	1,790.0
Operating Profit	1,338	5,330.9	279.7	5,958.5	5,575.4	5,572.4
Other Non-Operating Items (Net)	0	1.9	(55.5)	16.9	16.8	2.5
Tax	417	1,661.0	(109.9)	1,623.1	1,520.9	1,393.3
Net Income	921	3,671.8	334.1	4,352.3	4,071.3	4,181.6
Other Comprehensive Income	(417)	(1,660.0)	787.0	387.7	(533.9)	248.8
Fitch Comprehensive Income	505	2,011.8	1,121.1	4,740.0	3,537.4	4,430.4
Summary Balance Sheet						
Assets						
Gross Loans	37,039	147,597.4	137,659.9	115,609.7	110,759.4	100,477.8
- of which impaired	1,056	4,208.9	3,833.8	2,479.9	2,353.7	2,270.8
Loan Loss Allowances	2,127	8,477.3	9,898.8	5,124.0	4,952.4	4,500.5
Net Loan	34,912	139,120.1	127,761.1	110,485.7	105,807.0	95,977.3
Interbank	2,020	8,047.6	4,410.9	2,036.1	1,993.0	3,036.4
Derivatives	417	1,661.6	1,214.5	1,092.1	766.3	701.8
Other Securities and Earning Assets	13,516	53,860.8	59,593.3	37,760.5	36,809.0	43,420.4
Total Earning Assets	50,865	202,690.1	192,979.8	151,374.4	145,375.3	143,135.9
Cash and Due from Banks	7,848	31,273.1	32,342.1	23,950.7	20,175.5	20,185.6
Other Assets	2,725	10,858.8	12,084.3	12,534.2	11,712.4	7,150.8
Total Assets	61,437	244,822.0	237,406.2	187,859.3	177,263.2	170,472.3
Liabilities						
Customer Deposits	37,394	149,013.2	141,162.5	110,825.0	103,674.4	96,211.3
Interbank and Other Short-Term Funding	5,858	23,342.4	29,128.0	9,064.5	10,840.8	15,036.0
Other Long-Term Funding	6,096	24,290.9	22,296.3	23,582.0	22,516.7	22,764.3
Trading Liabilities and Derivatives	464	1,850.4	1,766.8	1,534.0	1,078.1	804.9
Total Funding and Derivatives	49,812	198,496.9	194,353.6	145,005.5	138,110.0	134,816.5
Other Liabilities	4,840	19,287.7	17,607.0	16,107.5	14,046.6	12,588.4
Preference Shares and Hybrid Capital	N.A.	N.A.	N.A.	N.A.	840.5	813.7
Total Equity	6,785	27,037.4	25,445.6	26,746.3	24,266.1	22,253.7
Total Liabilities and Equity	61,437	244,822.0	237,406.2	187,859.3	177,263.2	170,472.3
Exchange Rate		USD1 = PEN3.9849	USD1 = PEN3.62	USD1 = PEN3.312	USD1 = PEN3.373	USD1 = PEN3.24

N.A. – Not applicable.
Source: Fitch Ratings, Fitch Solutions.

Credicorp Ltd.
Rating Report | April 28, 2022

fitchratings.com 4

FitchRatings

Banks
Bank Holding Companies
Bermuda

Summary Financials and Key Ratios

(As of Dec. 31)	2021	2020	2019	2018	2017
Ratios (annualized as appropriate)					
Profitability					
Operating Profit/Risk-Weighted Assets	N.A.	N.A.	N.A.	N.A.	N.A.
Net Interest Income/Average Earning Assets	4.4	4.6	5.8	5.7	5.5
Non-Interest Expense/Gross Revenue	54.5	53.5	46.3	46.9	44.6
Net Income/Average Equity	14.3	1.4	17.1	17.9	19.7
Asset Quality					
Impaired Loans Ratio	2.9	2.8	2.2	2.1	2.3
Growth in Gross Loans	7.2	19.1	4.4	10.2	6.0
Loan Loss Allowances/Impaired Loans	201.7	258.2	206.6	210.4	198.2
Loan Impairment Charges/Average Gross Loans	0.9	4.6	1.7	1.5	1.9
Capitalization					
Common Equity Tier 1 Ratio	N.A.	N.A.	N.A.	N.A.	N.A.
Fully Loaded Common Equity Tier 1 Ratio	N.A.	N.A.	N.A.	N.A.	N.A.
Fitch Core Capital Ratio	N.A.	N.A.	N.A.	N.A.	N.A.
Tangible Common Equity/Tangible Assets	10.0	9.7	13.1	12.7	12.0
Basel Leverage Ratio	N.A.	N.A.	N.A.	N.A.	N.A.
Net Impaired Loans/Common Equity Tier 1	N.A.	N.A.	N.A.	N.A.	N.A.
Net Impaired Loans/Fitch Core Capital	(17.6)	(26.6)	(10.9)	(11.7)	(11.0)
Funding and Liquidity					
Gross Loans/Customer Deposits	99.1	97.5	104.3	106.8	104.4
Liquidity Coverage Ratio	N.A.	N.A.	N.A.	N.A.	N.A.
Customer Deposits/Total Non-Equity Funding	75.7	73.1	77.0	75.0	71.3
Net Stable Funding Ratio	N.A.	N.A.	N.A.	N.A.	N.A.

N.A. – Not applicable.
Source: Fitch Ratings, Fitch Solutions.

Credicorp Ltd.
Rating Report | April 28, 2022

fitchratings.com 5

FitchRatings

Banks
Bank Holding Companies
Bermuda

Environmental, Social and Governance Considerations

Unless otherwise disclosed in this section, the highest level of ESG credit relevance is a score of '3'. This means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. For more information on Fitch's ESG Relevance Scores, visit www.fitchratings.com/esg.

FitchRatings **Credicorp Ltd.**

Banks
Ratings Navigator

Credit-Relevant ESG Derivation

Credicorp Ltd. has 5 ESG potential rating drivers
- Credicorp Ltd. has exposure to compliance risks including fair lending practices, mis-selling, repossession/foreclosure practices, consumer data protection (data security) but this has very low impact on the rating.
- Governance is minimally relevant to the rating and is not currently a driver.

			Overall ESG Scale
key driver	0	issues	5
driver	0	issues	4
potential driver	5	issues	3
not a rating driver	4	issues	2
not a rating driver	5	issues	1

Environmental (E)

General Issues	E Score	Sector-Specific Issues	Reference	E Scale
GHG Emissions & Air Quality	1	n.a.	n.a.	5
Energy Management	1	n.a.	n.a.	4
Water & Wastewater Management	1	n.a.	n.a.	3
Waste & Hazardous Materials Management; Ecological Impacts	1	n.a.	n.a.	2
Exposure to Environmental Impacts	2	Impact of extreme weather events on assets and/or operations and corresponding risk appetite & management; catastrophe risk; credit concentrations	Business Profile (incl. Management & governance); Risk Profile; Asset Quality	1

Social (S)

General Issues	S Score	Sector-Specific Issues	Reference	S Scale
Human Rights, Community Relations, Access & Affordability	2	Services for underbanked and underserved communities: SME and community development programs; financial literacy programs	Business Profile (incl. Management & governance); Risk Profile	5
Customer Welfare - Fair Messaging, Privacy & Data Security	3	Compliance risks including fair lending practices, mis-selling, repossession/foreclosure practices, consumer data protection (data security)	Operating Environment; Business Profile (incl. Management & governance); Risk Profile	4
Labor Relations & Practices	2	Impact of labor negotiations, including board/employee compensation and composition	Business Profile (incl. Management & governance)	3
Employee Wellbeing	1	n.a.	n.a.	2
Exposure to Social Impacts	2	Shift in social or consumer preferences as a result of an institution's social positions, or social and/or political disapproval of core banking practices	Business Profile (incl. Management & governance); Financial Profile	1

Governance (G)

General Issues	G Score	Sector-Specific Issues	Reference	G Scale
Management Strategy	3	Operational implementation of strategy	Business Profile (incl. Management & governance)	5
Governance Structure	3	Board independence and effectiveness; ownership concentration; protection of creditor/stakeholder rights; legal /compliance risks; business continuity; key person risk; related party transactions	Business Profile (incl. Management & governance); Earnings & Profitability; Capitalisation & Leverage	4
Group Structure	3	Organizational structure; appropriateness relative to business model; opacity; intra-group dynamics; ownership	Business Profile (incl. Management & governance)	3
Financial Transparency	3	Quality and frequency of financial reporting and auditing processes	Business Profile (incl. Management & governance)	2
				1

How to Read This Page
ESG scores range from 1 to 5 based on a 15-level color gradation. Red (5) is most relevant and green (1) is least relevant.

The Environmental (E), Social (S) and Governance (G) tables break out the individual components of the scale. The right-hand box shows the aggregate E, S, or G score. General Issues are relevant across all markets with Sector-Specific Issues unique to a particular industry group. Scores are assigned to each sector-specific issue. These scores signify the credit-relevance of the sector-specific issues to the issuing entity's overall credit rating. The Reference box highlights the factor(s) within which the corresponding ESG issues are captured in Fitch's credit analysis.

The Credit-Relevant ESG Derivation table shows the overall ESG score. This score signifies the credit relevance of combined E, S and G issues to the entity's credit rating. The three columns to the left of the overall ESG score summarize the issuing entity's sub-component ESG scores. The box on the far left identifies some of the main ESG issues that are drivers or potential drivers of the issuing entity's credit rating (corresponding with scores of 3, 4 or 5) and provides a brief explanation for the score.

Classification of ESG issues has been developed from Fitch's sector ratings criteria. The General Issues and Sector-Specific Issues draw on the classification standards published by the United Nations Principles for Responsible Investing (PRI) and the Sustainability Accounting Standards Board (SASB).

Sector references in the scale definitions below refer to Sector as displayed in the Sector Details box on page 1 of the navigator.

CREDIT-RELEVANT ESG SCALE

How relevant are E, S and G issues to the overall credit rating?

5	Highly relevant, a key rating driver that has a significant impact on the rating on an individual basis. Equivalent to "higher" relative importance within Navigator.
4	Relevant to rating, not a key rating driver but has an impact on the rating in combination with other factors. Equivalent to "moderate" relative importance within Navigator.
3	Minimally relevant to rating, either very low impact or actively managed in a way that results in no impact on the entity rating. Equivalent to "lower" relative importance within Navigator.
2	Irrelevant to the entity rating but relevant to the sector.
1	Irrelevant to the entity rating and irrelevant to the sector.

Credicorp Ltd.
Rating Report | April 28, 2022

fitchratings.com 6

Banks  Bank Holding Companies  Bermuda  The ratings above were solicited and assigned or maintained at the request of the rated entity/issuer or a related third party. Any exceptions follow below.  Credicorp Ltd.  Rating Report │ April 28, 2022  fitchratings.com  7  DISCLAIMER & DISCLOSURES  All Fitch Ratings (Fitch) credit ratings are subject to certain limitations and disclaimers. Please read these limitations and disclaimers by following this link: https://www.fitchratings.com/understandingcreditratings. In addition, the following https://www.fitchratings.com/rating-definitions-document details Fitch’s rating definitions for each rating scale and rating categories, including definitions relating to default. Published ratings, criteria, and methodologies are available from this site at all times. 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